Exhibit 12
Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

For the Three Months Ended March 31, 2015
Earnings before income taxes	$1,562

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(131)
Fixed charges	214
Interest capitalized, net of amortization	4
Earnings available for fixed charges	$1,649

Fixed charges:
Interest incurred (1)	$210
Portion of rent expense deemed to represent interest factor	4
Fixed charges	$214

Ratio of earnings to fixed charges	7.7

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

					Exhibit 12
Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	$7,774	$6,942	$6,477	$5,582	$5,723

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(1,011)	(993)	(1,229)	(741)	(631)
Dividends from less than 50% owned affiliates	459	443	404	374	303
Fixed charges	879	1,104	1,165	1,254	1,152
Interest capitalized, net of amortization	6	(7)	(4)	(2)	26
Earnings available for fixed charges	$8,107	$7,489	$6,813	$6,467	$6,573

Fixed charges:
Interest incurred (1)	$861	$1,087	$1,148	$1,233	$1,133
Portion of rent expense deemed to represent interest factor	18	17	17	21	19
Fixed charges	$879	$1,104	$1,165	$1,254	$1,152

Ratio of earnings to fixed charges	9.2	6.8	5.8	5.2	5.7

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

2